                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*





                           Nord Resources Corporation
                           --------------------------
                                (Name of Issuer)




                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  655555 10 0
                                 --------------
                                 (CUSIP Number)

                             James C. Colihan, Esq.
                                Coudert Brothers
                          1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 626-4680
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 9, 1998
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 5 Pages

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                                  SCHEDULE 13D

CUSIP No. 655555 10 0
          -----------

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Jean-Raymond Boulle (foreign person - no IRS identification number issued)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  / /
                                                     b.  / /

3        SEC Use Only

4        Source of Funds*

                  N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  British

                           7        Sole Voting Power
  Number of                                 -0-
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  6,230,100
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   -0-
    With
                           10       Shared Dispositive Power
                                            6,230,100

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  6,230,100

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                           / /

13       Percent of Class Represented By Amount in Row (11)
                  28.44%

14       Type of Reporting Person*
                  IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 Pages

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                                  SCHEDULE 13D

CUSIP No. 655555 10 0
          -----------

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  MIL (Investments) S.A. (foreign person - no IRS identification number issued)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  / /
                                                     b.  / /

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Luxembourg

                           7        Sole Voting Power
  Number of                                 -0-
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  6,230,100
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   -0-
    With
                           10       Shared Dispositive Power
                                            6,230,100

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  6,230,100

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                           / /

13       Percent of Class Represented By Amount in Row (11)
                  28.44%

14       Type of Reporting Person*
                  CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 3 of 5 Pages

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This Amendment No. 5 (this "Amendment") to the Schedule 13D filed on April 25,
1996, as amended by Amendment No. 1 thereto filed on July 11, 1996, as further amended by Amendment No. 2 thereto filed on October 25, 1996, Amendment No. 3 thereto filed on December 4, 1996, and Amendment No. 4 filed on June 10, 1998 (as amended, the "Schedule 13D") on behalf of MIL (Investments) S.A., a Luxembourg corporation ("MIL"), and Mr. Jean-Raymond Boulle, a British citizen with a residential address at Seaside Plaza, Batiment C, 6 avenue des Ligures, MC-98000 Monaco ("Mr. J.R. Boulle"), relates to the Common Stock, par value $.01 per share ("Nord Common Stock"), of Nord Resources Corporation, a Delaware corporation ("Nord"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D.

Item 4.  Purpose of Transaction

         Mr. J.R. Boulle is the indirect beneficial owner of approximately 40% of America Mineral Fields Inc., a Canadian corporation listed on the Toronto Stock Exchange ("AMF"), that is currently engaged in preliminary discussions relating to a business combination involving Nord and AMF. Mr. Boulle is also a member of the Advisory Board of AMF. As of the date hereof, to the best knowledge of the reporting person, no formal proposal has been made by either AMF or Nord, nor have AMF and Nord reached any agreement on the basis for a possible transaction. While there can be no assurance that a proposal will actually be made, Mr. Boulle expects to be involved in the formulation of any proposal and, if it is made, to support the same. MIL is not a participant in any of the aforementioned discussions.








                               Page 4 of 5 Pages

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                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   July 9, 1998

                                    MIL (INVESTMENTS) S.A.


                                    By:  /s/ Ekkehart Kessel
                                        -------------------------------------
                                    Name:   Ekkehart Kessel
                                    Title:     Administrateur


                                    By:  /s/ Edmond Van de Kelft
                                        -------------------------------------
                                    Name:   Edmond Van de Kelft
                                    Title:  Administrateur


                                       /s/ Jean-Raymond Boulle
                                    -----------------------------------------
                                    JEAN-RAYMOND BOULLE







                               Page 5 of 5 Pages